[Belden & Blake Corporation letterhead]

May 26, 2005

Via EDGAR

Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Belden & Blake Corporation
Form 10-K for the year ended December 31, 2004
File No. 0-20100

Dear Mr. Milne:

This letter is in response to your letter dated May 16, 2005 regarding the review of the above filing and accounting comments. For your convenience, we have repeated your questions or comments. Our responses follow.

Financial Statements, page F-1 Consolidated Statements of Shareholders’ Equity (Deficit), page F-5
1.	We note you repurchased stock options in each period presented as well as you made payments to optionholders in conjunction with the merger. Explain to us in detail how you accounted for these transactions. In your response tell us what consideration you gave to the guidance found in Question 14 of FIN 44.

Response:
We had certain stock options that were subject to variable accounting pursuant to FIN 44 because the options were modified to reduce the exercise price (repriced options). On a quarterly basis, the value of these options was adjusted through compensation expense. This was recorded as a debit to compensation expense and a credit to additional paid in capital in the case of an increase in the fair value of the underlying stock and the vesting of options. At June 30, 2004, the options subject to variable accounting were adjusted through compensation expense based on the merger consideration of $10.45 per share. This resulted in compensation expense in the second quarter of 2004 of approximately $1.1 million. As of the date of the merger, all outstanding options were repurchased. No new options were issued in conjunction with the merger and no options have been granted since the merger.

We account for the repurchase of stock options as follows. Generally, when stock options were repurchased we debited equity (additional paid in capital) and credited cash for the amount of the fair value less the exercise strike price. In conjunction with the merger, all options vested upon change in control of the entity. Payments made to optionholders were paid at $10.45 per share (the merger consideration) less the exercise strike price. This was accounted for as a debit to the purchase price and a credit to cash.

We are a nonpublic entity as defined in paragraphs 71 and 72 of FIN 44 (we have publicly traded debt but no publicly traded equity). At the time of exercise, the shares were not expected to be repurchased within six months after exercise or share issuance. Accordingly, Question 14 of FIN 44 did not apply. If the guidance of Question 14 of FIN 44 were applied to the shares repurchased within six months after exercise of options subject to variable accounting, we would have recorded additional compensation expense of $57,131 in 2004. After considering the guidance of SAB 99, we believe this amount would not be material to the financial statements.

Consolidated Statements of Cash Flows, page F-6
2.	Explain to us your basis for presenting the line item “Transaction expenses” as an adjustment to reconcile Income from continuing operations to net cash provided by continuing operations as well as a component of Cash flows from financing activities.

Response:
“Transaction expenses”, as presented in the statement of cash flows, are expenses that were incurred to effect the merger transaction in July 2004. These expenses include severance and retention payments made to employees, temporary financing facility costs, costs of the consent solicitation for our $225 million senior subordinated notes due 2007 (9-7/8% notes) and buyer and seller investment banking fees, professional fees and other transaction expenses. These expenses were added back to net income so that they could be properly presented in the financing section of the statement of cash flows. These costs were directly related to the merger and accordingly were part of the equity raised to effect the merger.

Paragraph 18 of SFAS 95 says, in part, “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment...”. Paragraph 19 of SFAS 95 says that financing activities include “Proceeds from issuing equity instruments” and paragraph 20 says that financing activities include “Payments of dividends or other distributions to owners, including outlays to reacquire the enterprise’s equity instruments.”

We believe that these transaction expenses are best presented in the statement of cash flows in the financing section because they were directly related to the raising of funds from the new shareholders and payment of funds to the exiting shareholders. The transaction expenses were a necessary component of obtaining the funds from the new shareholders, completing the merger and paying funds to the former shareholders. Accordingly, we concluded that the presentation in the financing section is the most appropriate presentation for the user of the financial statements. We believe this is consistent with the spirit of SFAS 95. This presentation of transaction expenses related to equity is also consistent with the presentation of debt financing costs being included in the financing section of the statement of cash flows. We considered the guidance in EITF 95-13 that discusses the presentation of debt issuance costs as a financing activity in the statement of cash flows. We draw a parallel for the presentation for debt issuance costs and the presentation for equity issuance costs in the financing section of the statement of cash flows.

3.	Revise your Consolidated Statements of Cash Flows to reconcile Net income (loss) to Cash flows from operating activities rather than reconciling Income (loss) from continuing operations to Net cash provided by continuing operations, or explain to us why you believe your current presentation is appropriate under SFAS 95.

Response:
Paragraph 5 of SFAS 95 says, “The information provided in a statement of cash flows, if used with related disclosures and information in the other financial statements, should help investors, creditors, and others to (a) assess the enterprise’s ability to generate positive future net cash flows;...”

Paragraph B101 of SFAS 144 says, “...the Board concluded that reporting discontinued operations separately from continuing operations provides investors, creditors, and others with information that is relevant in assessing the effects of disposal transaction on the ongoing operations of an entity.” Paragraph B107 of SFAS 144 says “As revised, the requirements for reporting discontinued operations focus on whether a component of an entity has operations and cash flows that can be clearly distinguished from the rest of the entity and whether those operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity in the disposal transaction. These comments are also similarly stated in FASB Concepts Statements No.1 and No. 5.

We believe it is appropriate to show the statement of cash flows on a comparative basis that separates out the discontinued operations activity from the ongoing continuing operations activities. SFAS 95 does not provide specific guidance on the presentation of discontinued operations. However, the references above from SFAS 95 and SFAS 144 indicate that such a comparative presentation provides better information to the financial statement users. Based on this approach, we presented the statement of cash flows beginning with activities from continuing operations. We presented the cash flows from discontinued operations as a separate item. This allows the reader of the financial statements to see all activities of the company without the confusion of those items that are no longer a part of the ongoing company (discontinued operations). We believe this enhances the overall comparability of the statement of cash flows. The primary users of our financial statements are bondholders, analysts, banks and creditors. They are primarily interested in the current and future cash flows. We believe this presentation provides the most meaningful representation of that information.

In addition to the statement of cash flows, we have provided additional disclosure on the discontinued operations in footnote 5 to the financial statements.

Note (1) – Merger, page F-9
4.	Please explain to us why you reflected the change in fair value of certain hedges from July 1, 2004 to July 7, 2004 in the predecessor company period ended July 1, 2004. It is our understanding you completed the merger as of July 7, 2004; however, the purchase was effective July 1, 2004.

Response:
The Merger was completed and effective on July 7, 2004 and for financial reporting purposes was accounted for as if the purchase was effective July 1, 2004 due to difficulty in allocating normal monthly operating activities to the first six days of July. Our systems are not designed to capture daily financial reporting information. We do not believe that the time and effort required to gather daily information, and in many cases make estimated allocations of operating results, would result in a more meaningful presentation of the 2004 financial information.

Items that were directly attributable to the predecessor company, such as the mark-to-market of derivatives, were included in the predecessor period ended July 1, 2004. The allocation of the purchase price was based on fair values of assets on the Merger date, July 7, 2004. The change in the fair value of the hedges from July 1, 2004 to July 7, 2004 was included in the predecessor company period since the opening balance sheet of the successor company included the fair value of the hedges as of the Merger date and since the legal obligations created by the derivative contracts remained with the predecessor company until the merger transaction closed on July 7, 2004.

Note (6) – Derivatives and Hedging, page F-16
5.	You state, “The changes in fair value of non-qualifying derivative contracts will be initially reported in expense in the consolidated statements of operations as derivative fair value (gain) loss and will ultimately be reversed within the same line item and included in oil and gas sales over the respective contract terms.” Although there is no guidance in SFAS 133 regarding the classification of derivatives that do not qualify for hedge accounting, we generally believe that reclassification of these gains and losses is not appropriate. Guidance regarding this matter may be found at Section II.K.2. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359. Revise your statements of operations accordingly, or explain to us why no revision is necessary.

Response:
We believe that we meet the requirements of SFAS 133 since the changes in fair value of non-qualifying derivatives are reflected in earnings in “derivative fair value (gain) loss.” The recording of the realized gain or loss to oil and gas sales actually records the cash settlement in the correct period to reflect the actual oil and gas sales revenue realized by the Company.

At the inception of the contracts, management’s economic intent was to lock in through a swap (or collar) the cash price realized per unit of oil and gas production. In MD&A, we disclose the average price realized for our oil and natural gas, including hedging, and the result of our hedging activities in total and per unit (Bbl or Mcf). We believe that the cash settlements recorded in oil and gas sales revenue in the income statement give the reader a better understanding of the actual cash component in the appropriate period.

Derivative instruments that do not qualify for hedge accounting still result in an effective economic hedge of the commodity. This is particularly true in our facts and circumstances. By including the settlements as an adjustment of our oil and gas sales revenues, we report the actual amount we received upon the sale of our oil and gas. If we were to exclude the hedge settlements from our oil and gas sales revenues, we believe that we would be overstating the revenues received on the sale of oil and gas. Under that approach, we would increase our oil and gas sales while also increasing the “derivative fair value loss” line item on the income statement by a like amount. This results in the line item “derivative fair value (gain) loss” to include both the non-cash mark-to-market gain or loss along with the cash settlement gain or loss without distinction of the two components. We believe this provides less information to the users of our financial statements. The primary users of our financial statements are bondholders, analysts, banks and creditors. They are primarily interested in the actual cash received for the sale of oil and gas without obscuring that information in a “derivative gain or loss” line item.

6.	Clarify what you mean when you state, “On January 17 and 18, 2003, we monetized 9,350 Bbtu of our 2002 natural gas hedge position at a weighted average NYMEX price of $2.53 per Mmbtu and 3,840 Bbtu of our 2003 natural gas hedge position at a NYMEX price of $3.01 per Mmbtu.” Tell us how you accounted for these transactions, and cite the authoritative accounting literature you relied upon to support this accounting treatment.

Response:
These two transactions on January 17 and 18, 2002, related to the settlement of qualifying cash flow hedges which were terminated with the respective counter parties, resulting in the Company receiving net cash proceeds of $22.7 million. These transactions were natural gas swaps not prepaid forward sales of natural gas. Upon termination of the swaps, we debited cash and credited the derivative asset. The amounts of unrealized gain previously recorded in accumulated other comprehensive income (AOCI) remained in AOCI as required by SFAS 133 (paragraphs 31 and 32), as the forecasted transaction that was hedged remained highly probable of occurring. As the underlying forecasted transactions were recognized, we debited AOCI and credited gas sales revenues.

Please let me know if you have any questions or need additional information.

Sincerely,

/s/ Robert W. Peshek

Robert W. Peshek
Senior Vice President & Chief Financial Officer